Broadcom Inc. – List of Significant Subsidiaries
As of November 3, 2019

Name of Subsidiary	Country of Incorporation
Avago Technologies Cayman Ltd.	Cayman Islands
Avago Technologies International Sales Pte. Limited	Singapore
Avago Technologies Japan, Ltd.	Japan
Avago Technologies Wireless (U.S.A.) Manufacturing LLC	Delaware (U.S.A.)
Avago Technologies U.S. Inc.	Delaware (U.S.A.)
Broadcom Bermuda LP	Bermuda
Broadcom Corporation	California (U.S.A.)
Broadcom International Limited	Cayman Islands
Broadcom Technologies, Inc.	Delaware (U.S.A.)
Brocade Communications Systems, LLC	Delaware (U.S.A.)
CA, Inc.	Delaware (U.S.A.)
CA Europe Sárl	Switzerland
LSI Corporation	Delaware (U.S.A.)
ServerWorks International Ltd.	Cayman Islands